Mail Stop 3561

December 27, 2007

James D. Thompson
Chief Executive Officer
Golfsmith International Holdings, Inc.
11000 N. IH-35
Austin, TX 78753

> **Re:** **Golfsmith International Holdings, Inc.**
> **Form 10-K for the fiscal year ended December 30, 2006**
> **Filed March 30, 2007**
> **File No. 000-52041**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 23

1. Please revise your discussion of income taxes to describe the underlying reasons for changes in your effective income tax rate between periods. In doing so, please be sure to discuss any material revisions to your deferred income tax valuation allowance.

Contractual Obligations, page 29

2. Please revise the narrative accompanying your table of contractual obligations to clarify whether the operating lease obligations include insurance, taxes, maintenance and other costs required by operating leases. Also, provide a context for readers to understand the impact of such costs on your operating lease obligations. See Section IV.A and footnote 46 to the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350, issued December 19, 2003 and available on our website at www.sec.gov.

Critical Accounting Policies and Estimates, page 29

3. Please revise your disclosure to describe the material implications of uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods. Such disclosure should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. In preparing your revised disclosure, please identify those accounting estimates or assumptions where there is a significant amount of subjectivity involved, the estimates or assumptions are susceptible to change, and the impact of the estimates and assumptions on your financial condition or operating performance is material. Discuss, to the extent material, such factors as how you arrived at each estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the future. We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance. The quantitative disclosure should include, to the extent material, information about your provisions and allowances for sales returns and excess and obsolete inventories, impairment losses, stock-based compensation, and deferred income taxes. Also, since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please refer to Item 303(a)(3)(ii) of Regulation S-K as well as the Commission's Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 33-8350.

Consolidated Balance Sheets, page 34

4. Please state separately, in the balance sheet or in a note thereto, any amounts in excess of five percent of total current assets included in prepaid expenses and other current assets. Refer to Rule 5-02.8 of Regulation S-X.

Item 10. Directors and Executive Officers, page 57

5. Please provide the business experience during the past five years for Mr. Marvin E. Lesser and Ms. Gilliam Felix. See Item 401(e) of Regulation S-K.

Item 11. Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

6. Please disclose fully the role of the executive officers in determining or recommending the amount or form of executive compensation and the role of the compensation consultants, describing the nature and scope of the consultant's assignment and the material elements of the instructions or directions given to the consultant regarding the performance of its duties. See Item 407(e)(3)(ii) and (iii) of Regulation S-K. Clarify whether your President and Chief Executive Officer met with representatives of Aon Corporation regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Aon Corporation works.

7. Please provide further analysis about how you determine the amount and, where applicable, the formula for each element of pay. In this regard, we note your indication that the historical compensation may not represent the compensation approaches that will be taken by your Compensation Committee. If you know, please discuss how you intend to change the amounts of the elements of compensation previously granted. See Item 402(b)(1)(v) of Regulation S-K.

8. We note your indication that the Compensation Committee intends to implement a more specific bonus program for 2007. Please provide more detail on the program and discuss how the Compensation Committee arrived at the amounts awarded pursuant to the program.

9. Disclose the range of acceptable percentages of peer compensation and range of bonus availability for the named executive officers determined by the Compensation Committee. In doing so, please specify the element(s) of compensation of the compensation program of the peer group that were analyzed.

10. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation and discussion analysis should be sufficiently precise to identify material differences in compensation policies for individual executive officers. Mr. Thompson's total compensation is substantially higher than those of the other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Annual Bonus Program, page 13

11. You have not provided quantitative disclosure of the pre-determined strategic or financial objectives that the compensation committee established for the executive incentive compensation plan. Please disclose or, to the extent you believe disclosure of these targets is not required because it would result in competitive harm, provide us on a supplemental basis a detailed explanation under Instruction 4 to Item 402(b) of Regulation S-K for this conclusion. See also Question 3.04 of the Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov. If disclosure of the factors could cause competitive harm, please discuss further how difficult it will be for the named executive officer or how likely it will be for you to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

12. Please discuss the extent to which the compensation committee can exercise or has exercised discretion either to award compensation absent attainment of the relevant performance goals or to reduce or increase the size of any award or payout. See Item 402(b)(2)(vi) of Regulation S-K.

Employment Agreements, page 19

13. Please describe and explain how you determine the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. See Item 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay certain multiples of the components of compensation under these arrangements and how potential payments and benefits under these arrangements may have influenced the compensation committee's decision regarding other compensation elements.

Certain Transactions, page 24

14. Please describe your policies and procedures for the review, approval, or ratification of the transactions you describe in this section. See Item 404(b) of Regulation S-K.

15. Please disclose whether you have a related person policy or if it is included in your corporate code of conduct. The policy required by Item 404(b) should be specific to transactions subject to Item 404(a) of Regulation S-K.

16. Please file the Management Rights Agreement and the Consulting Agreement with Thomas Hardy as exhibits.

Note 2. Significant Accounting Policies, page 38

Cash Equivalents, page 38

17. Please revise your policy to state, if true, that cash equivalents include investments with original maturities of three months or less. If your cash equivalents include investments with original maturities of more than three months, please tell us how your policy complies with the guidance in paragraph 8 of SFAS 95.

Revenue Recognition, page 40

18. Please tell us and disclose the nature and terms of your club trade-in program. Indicate whether the trade-in rights have a price that is specified at the time of the original sale, or whether the trade-in rights provide the customer with the right to trade in the clubs in the future at the clubs then-current fair value. Disclose the effect of these arrangements on your accounting for the original sales transaction. Also disclose how you account for the transaction when the equipment is traded-in for merchandise credit. Tell us the basis in GAAP for your accounting in each case.

19. In light of your disclosure that your gift cards have an expiration date of two years, except in states or jurisdictions where prohibited by law, please tell us and revise your disclosure to clarify why gift card breakage is recognized over a 48-month period following the gift card issuance.

Note 3. Initial Public Offering, page 43

20. Please tell us in detail why you accounted for the underwriters over-allotment option as a mark-to-market derivative under SFAS 133. Please specifically address how you concluded that the over-allotment option did not qualify for the scope exception in paragraph 11.a. of SFAS 133. Refer also to the guidance in EITF 00-19. We may have further comment.

* * *

Please respond to our comments within 10 business days, or tell us by that time when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or Robyn Manuel, Senior Accountant, at (202) 551-3823, if you have questions regarding comments on the financial statements and related matters. Please contact Indira Lall, Staff Attorney, at (202) 551-3582, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director